VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the three and nine months ended

September 30, 2017

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

This Management Discussion and Analysis (“MD&A”) of VANC Pharmaceuticals Inc. (“VANC”, the “Company”, “we”, “us” or “our”) for the three and nine months ended September 30, 2017 and is as on November 29, 2017. This MD&A should be read in conjunction with the unaudited financial statements of the Company for the three and nine months ended September 30, 2017 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about VANC Pharmaceuticals Inc. can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only VANC’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the three and nine months ended September 30, 2017 and for the fiscal year ended December 31, 2016 in VANC’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, VANC does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

OVERVIEW

The Management’s vision in 2017 has been to re-position the Company to become a Health Solutions Provider for pharmacy.  Our Solution’s now include Generic RX products, Premium and Made in Canada OTC Products and importantly, Point of Care (POC) technologies which will create new clinical pharmacy services, create new revenue streams for pharmacies, and help to expand the scope of practice of pharmacists. Our primary mandate is to provide pharmacists and their patients with high quality, yet affordable, OTC healthcare products and generic pharmaceuticals.  In addition, the Company is focused on providing new innovative tools for Pharmacists and patients to manage chronic health conditions. These products and point of care technologies will continue to grow the relationship between VANC and pharmacies to increase our sales revenues.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

The Company continued to maintain provincial formulary approvals and renewals for all products in major provinces across Canada in the third quarter of 2017. The Company’s sales and marketing activities have continued in British Columbia, Alberta, Quebec and Ontario. We commenced our operations in Manitoba and Saskatchewan in early Q2. The Company is planning the expansion of sales and marketing in the Atlantic Provinces in Q4 2017. VANC OTC products division is primarily engaged in the marketing and sales of novel and proprietary OTC healthcare products shown to deliver consistent and reliable results in the prevention of various ailments and conditions.

VANC sources its products at Health Canada authorized GMP-manufacturing sites globally. These Heath Canada recognized sites can manufacture a wide range of generic pharmaceuticals and OTC healthcare products, under the VANC label. VANC owns the trademark right of its product labels.

In June 2016, VANC Pharmaceuticals Inc. entered a definitive agreement for filing two abbreviated new drug submissions (ANDS) with exclusive marketing rights to Canada from an unnamed manufacturer. The Company is re-evaluating this project with the current market and pricing conditions and will be making a determination on whether to proceed further in Q4 2017.

OTC Products Portfolio

Our portfolio of OTC products is Hema-Fer™ (Natural iron supplement for iron deficiency anemia), Cortivera (hydrocortisone cream/ointment in combination with Aloe Vera), Cortivera-H (hydrocortisone cream) and Sennace (natural laxative for temporary relief of constipation).

HEMA-FER™

Hema-Fer™ (NPN: 80079606), a natural iron supplement, manufactured in Canada, contains 12 mg of elemental iron, naturally derived from heme iron polypeptide supplement, recommended for the prevention of anemia and iron deficiencies. Hema-Fer™ contains the highest strength of heme sourced iron available in Canada. Hema-Fer™ provides a high absorption rate with minimal gastrointestinal side effects. In order to meet the new Health Canada regulations, VANC sought and obtained a revised Class-III approval with new a NPN number. This approval also included an approval for safe use of Hema-Fer in pregnancy. The Company revised packaging and labelling of the product with in Sept-2017 with minimal supply interruption. VANC has also begun development of new sample packaging that will allow for a larger number of samples to be disseminated at a lower cost, as well as a revamped marketing strategy that is expected to begin rollout by Q1 2018.

Ferrous Fumarate

The Company received Health Canada approval for Ferrous tablets (NPN: 80079607) and capsules (NPN: 80079773) under the brand name Hb-plus in August 2017. The company changed the name of these product to VAN- Ferrous Fumarate Tablets and FumaraFer Capsules in October-2017. The tablets and capsules contain 300 mg of ferrous fumarate, an iron supplement indicated for the prevention of anemia and iron deficiencies, which can also be used in individuals on plant-based diets. Addition. The addition of ferrous fumarate products to our OTC product list is part of the company’s focus to develop a repertoire of iron supplement portfolio. The product is under manufacturing currently and expected to launch by Q2 2018.

CORTIVERA™, CORTIVERA PLUS™

Cortivera™ and Cortivera Plus™ (Natural Product Number (NPN): 80037898) are indicated for a wide range of minor skin irritations, allergic reactions and eczema. Both products are formulated with aloe vera and Cortivera™ contains 0.5% hydrocortisone and Cortivera Plus™ contains 1% hydrocortisone. Both are available in cream and ointment form to meet the specific needs of patients. The combination of aloe vera and hydrocortisone offers therapeutic benefits for skin irritations such as minor burns, allergic itch, insect bite itch, sun burn itch, eczema in addition to acting as an anti-inflammatory. The products are made in Canada.

The hydrocortisone topical cream & ointment market in Canada is estimated to be around $14 million per year, based on IMS Health data.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

CORTIVERA™-H

Health Canada has approved Cortivera™-H (NPN: 80066699), another premium topical product from VANC for minor skin irritations. Cortivera™-H has been approved for Pharmacare reimbursement program in the BC and QC formularies, and is in the process of getting listed in other provincial formularies. Cortivera™-H, a made in Canada product, contains 1% hydrocortisone cream for the treatment of minor skin irritations associated with redness, itching, dryness and scaling; rashes, eczema, insect bites, poison ivy, poison oak, poison sumac, contact Seborrheic dermatitis, psoriasis, external genital feminine itching and anal itching due to hemorrhoids.

SENNACE™

The Company added a new senna laxative product SennaceTM which contains 8.6 mg of sennosides. Company has commenced sales of Sennace from December 2016. This product has received approval for listing in BC and Quebec formulary and is in the process of listing at the other provincial formularies.

In addition to the above listed OTC products, the company will be adding new molecules that are at the various stages of approval with Health Canada.

POC Products Portfolio

INSTITM:

The INSTI® HIV-1/HIV-2 Rapid Antibody Test is a rapid in vitro qualitative test for the detection of antibodies to Human Immunodeficiency Virus Type 1 and Type 2 in human whole blood, fingerstick blood, serum or plasma. The test is intended for use by trained health care professionals as a screening assay capable of providing test results in as little as 60 seconds. The assay is packaged as a kit containing INSTI® Membrane Units, Sample Diluent, Color Developer and Clarifying Solution, and is available in point-of-care use packaging. INSTI® is Health Canada approved in Canada and FDA approved in the United States.

HealthTab™

HealthTab™ is a point-of-care lab accurate screening system available at pharmacies and allow patients to be proactive about their health by directly measuring and monitoring the key biomarkers of several chronic diseases. These biomarkers are provided simply by patient assisted finger prick blood test and give patients access to quantifiable information about their cholesterol, triglycerides, blood sugar, electrolytes, liver and kidney function. HealthTab™ offers two test panels; Baseline and Metabolic Panel; allowing the patient to choose which biomarkers they feel the need to investigate. It takes less than 15 minutes for the test panels to be analyzed and uploaded to a patients’ HealthTab™ account online. This Health Canada approved analyzing system is completely safe and confidential and gives patients the power to control who can access their results. Patients can now use visual biomarkers to track and monitor their health and aid themselves in preventing and managing chronic diseases. HealthTab™ is a fast and convenient point-of-care technology that brings together healthcare professionals and patients outside of a traditional laboratory setting and allows a step in the right direction towards creating a healthier Canada.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

Generics Product Portfolio

The Company maintains Notice of Compliance (NOC) from Health Canada for 41 generic molecules. These 41 molecules comprise of 92 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy. The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada. The estimated market size for those products is $820 million based on IMS Health, 2015 source.

The status of Provincial Formulary of the Company’s products is the following:

	BC	AB	SK	MB	ON	QC	NB	NS	PE	NL
DINs LISTED	70	50	36	47	62	63	17	0	17	0
DINS UNDER-REVIEW	0	2	18	3	0	0	0	3	0	17
DINs NOT A BENEFIT	19	18	10	3	1	1	2	2	2	1

A full listing of the molecules and stock keeping units listed in each of the provinces of Canada can be seen at http://vancpharm.com/products/. The following table summarizes our portfolio of generic products:

Molecule Name	Presentations	Brand Reference
VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
VAN-Anastrozole	1 MG Tab	Arimidex™
VAN-Bicalutamide	50 MG Tab	Casodex™
VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	Celexa™
VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
VAN-Finasteride	5 MG Tab	Proscar™
VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
VAN-Letrozole	2.5 MG Tab	Femara™
VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
VAN-Metformin	500 MG, 850 MG Tab	Gluocophage™
VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
VAN-Montelukast	10 MG Tab	Singulair™
VAN-Mycophenolate	250 MG Tab	CellCept™
VAN-Mycophenolate	500 MG Cap	CellCept™
VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa Zydis™
VAN-Omeprazole	20 MG DR Tab	Losec™
VAN-Ondansetron	4 MG and 8 MG	Zofran™
VAN-Pantoprazole	40 MG Tab	Pantoloc™

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

VAN-Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
VAN-Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	Altace™
VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
VAN-RizatriptanODT	5 MG and 10 MG Tab	Maxalt MLT™
VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
VAN-Telmisartan	40 MG, 80 MG Tab	Micardis™
VAN-Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	Topamax™
VAN-Valacyclovir	500 MG Tab	Valtrex™
VAN-Zolmitriptan	2.5 MG Tab	Zoming™
VAN-Zolmitriptan-ODT	2.5 MG Tab	Zoming Raplmelt™

Future Product Pipeline

The Company is always looking to expand its product portfolio with strategic products and technologies which will complement our current products.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

Q3 2017 OPERATIONAL UPDATE

The Company continues to make changes to position itself on a path towards operational profitability and sustainability. A complete operational review was initiated and remains ongoing as the Company transitions resources from licensing and regulatory work to focus on sales and marketing.

Key changes include:

•Cost containment – All company expenses are being reviewed on an ongoing basis to identify opportunities to cut cost and increase value. As the bulk of regulatory work is now complete in licensing our generic portfolio, further regulatory & quality assurance will now be out-licensed on a consultant basis.

•On-demand inventory – We have been working with our manufacturing partners to integrate our supply chain to our sales channels, and will only be placing future orders when a viable sales channel is in place. Existing inventory is being drawn down as we enter national formulary discussions with many major chains.

•Product listings – The Company has shifted focus to securing formulary listings for all reimbursable products through existing and novel pathways. This increased emphasis on reimbursable products will allow expanded market opportunities and facilitate national formulary discussions.

•OTC distribution – Submissions are ongoing with the OTC portfolio for national chain OTC and BTC programs. Resources were allocated to develop online sales and marketing channels, with expected launch by Q1 2017.

•Integrated sales approach – The Company reviewed the structure of our national salesforce and made the determination to eliminate the role of National Sales Director and incorporate the responsibilities into existing portfolios effective November 30, 2017. This transition is now complete with national formulary submissions, reimbursement, manufacturing, sales, and marketing now in the Director of Pharmacy Solutions portfolio and supported by the executive team.

Q3 2017 CORPORATE UPDATE

•On August 4, 2017, the Company closed a private placement and issued 1,326,667 units at a price of $0.15 per unit for gross proceeds of $199,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until August 3, 2022.

•The Company filed a Notice of Civil Claim in the Supreme Court of British Columbia against Mr. Mo Aziz and Canagen Pharmaceuticals Inc. (“Canagen”) for defamation.  As disclosed in our news release dated June 15, 2017, the Company believes that the previous allegations and other statements made by Mr. Aziz and Canagen are wrongful and disparaging of the Company and its management.

•The Company hired Mr. Mark Kunzli as Director of Pharmacy Solutions in July 2017.  Mr. Kunzli is a double alumnus of the University of British Columbia with a Bachelor of Science in Pharmacy and an Executive MBA in Health Care from the Sauder School of Business.

•The Company appointed Mr. Sherif Guorgui to the Company’s Board of Directors.  Mr. Guorgui is a third-generation pharmacist with extensive experience in various pharmacy sectors; such as retail, specialty, regulatory, industry, government and professional affairs.

•The Company achieved formulary listing of generic molecules with the Atlantic provinces in August 2017.

•On August 24, 2017, the Company received Health Canada Class-III approval for Hema-Fer under NPN 80079606 along with expanded dosing guidelines to include a recommendation for use in pregnancy. Also, company has revised sample packaging to save costs and the new packaging will be launched in Q1 2018.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

•VANC accepted Arun Nayyar’s resignation as consultant to the company effective Aug 31, 2017.

•On September 6, 2017, the Company received an initial set of provincial formulary approvals for generic products in Atlantic Canada.

•On September 8, 2017, the Company received Health Canada Class-III approval of ferrous fumarate tablets and capsules for use in iron deficiency anemia.

•On September 15, 2017, VANC held its AGM and The Board of Directors were re-elected with each receiving over 98% of the votes cast at the meeting in their favor.

•Vanc placed PO to manufacture first batch of INSTI HIV rapid point-of-care test in July 2017. The product is in the process of listing with one of the major national pharma distributor. The company will be launching this rapid point-of-care test on December 1, 2017 in Ontario with United Pharma Group (UPG) to coincide with World AIDS Day.

•Company achieved listing of laxative product, SennAce with one of the largest national distributors in Canada.

•The Company continues to supply Van-Pioglitazone (15, 30 and 45 mg) to one of the national banner groups exclusively for their formulary in Alberta region. The market volume of this product for the given province is $ 1.6 M (Source: IMS Health 2016) and this corporate banner is expected to take a bigger share in that market place.

•Company continued to strengthen its affiliation with currently partnered banners. Company is participating in request for Proposals (RFP) for national banners in an attempt to list our products with their formularies.

•The Company continues to present business proposals and negotiations with national pharmacy banners to offer HealthTab along with our Generic and OTC product portfolio. Our proposals for this point of care service have had a positive reception from banners and independent pharmacies. Private placement was closed on 28 November 2017 and HealthTab definitive agreement has been signed to complete the acquisition of HealthTab by VANC pending TSX-V approval. The Company expected to launch the program by Q1 2018.

RESULTS OF OPERATIONS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

The Gross Margin as a % of Net Sales is 14% and has decreased slightly compared to the same quarter last year by 14%. The decrease in gross margin is mainly due to the fact that the Company did not have access to Hema-Fer product as the license was cancelled from July 11, 2017 to August 22, 2017 while the Company was applying for an upgrade with Health Canada from Class II to Class III.

Revenue

The Company is continually developing the sales of its generic and OTC products. The gross revenue was in the amount of $1,355,774 for the nine months ended September 30, 2017; Net sales were in the amount of $425,177 for the nine months ended September 30, 2017 after deducting the cost of customer marketing and promotional incentives of $930,597 for the nine months ended September 30, 2017.

The gross revenue was in the amount of $523,088 for the quarter ended September 30, 2017, and the net sales were $124,442 for the quarter compared to $399,311 in the same quarter last year.

The Company’s generic products portfolio forms about 83% of the gross revenue. Intense competition in this segment leads to lower margins. Currently we are selling to pharmacy chains and independent pharmacies. The Company is reviewing generic portfolio to market high margin products and at the same time striving to improve margins with our vendors.

The Company’s sale of higher margin OTC products is showing better acceptance within the medical community. Company’s OTC products are listed in the largest distributor in Canada. There has been a positive trend in the sale of OTC product from quarter to quarter.

Manufacturing

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has various agreements in place to manufacturer its OTC products.

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Product Registration and Development Expenses

Product Registration and Development cost consists of the product registration, in-licensing, renewal of licenses, other regulatory fees and regulatory personal salaries and consulting fees for the total of $71,628 and $170,499 for the three and nine months ended September 30, 2017, respectively. Product registration, in-licensing, renewal of licenses, other regulatory fees of $25,536 for the nine months ended September 30, 2017 and regulatory personnel payroll of $85,818 for the nine months ended September 30, 2017. We currently have one full-time regulatory personnel and one senior regulatory consultant doing the product filings process with Health Canada and other regulatory agencies to support the increased level of OTC and generic product lines.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

Sales and Marketing Expenses

Sales and marketing expenses in the amount of $176,378 and $523,482 for the three and nine months ended September 30, 2017, respectively.  These expenses consist of sales personnel payroll cost of $259,862 for the nine months ended September 30, 2017; marketing and advertising costs in relation with the promotion of generics and OTC products to the market in amount of $120,304 for the nine months ended September 30, 2017,and sales force travel and customer relations expenses of $65,002 for the nine months ended September 30, 2017.

The efficiencies in the Selling and Marketing expense compared to prior periods is due to restructuring and further optimization of the Sales Force department. The Company provides free samples of OTC products as a part of market awareness strategy. The company is providing professional use only samples of the OTC products to medical doctors as part of our market awareness strategy. The total cost of the free samples is in the amount of $14,245 for the nine months ended September 30, 2017 was reported as part of marketing and advertising expense.

General and administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Management and consulting fees	60,000	62,000	143,900	186,000
Payroll	13,865	32,249	62,278	94,232
Investor relations	-	24,933	-	70,332
Office maintenance	40,466	7,592	59,024	41,225
Legal, audit and accounting	169,945	8,790	224,919	37,436
Travel	9,044	3,039	18,529	21,562
Insurance	-	13,834	24,663	39,419
Rent	12,315	10,628	36,729	32,990
Filing and registration fees	16,183	4,480	51,425	40,615
Amortization	7,755	3,791	23,263	11,010
Bank service charges	894	206	1,833	619
	330,467	171,542	646,563	575,440

The decrease in payroll expenses in 2017 compared to 2016 was mainly due to the turnover of employees.  The Company designated one of its employees to a consultant in 2017.  Also, the Company hired a new interim CFO in 2017 which resulted in a significant cost savings.

The investor relations in 2017 was $Nil compared to $70,332 in 2016.  The Company’s focus was on the overhaul of internal controls, systems and processes.  Management believes that the investor relations contracts in 2016 were not highly effective and unnecessary at this tiem.

The legal fees increased significantly in 2017 as a result of the proxy fight at the 2017 Annual General Meeting.

The level of general and administrative expenses did not fluctuate significantly in comparison to the previous periods. All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation

Share-based compensation of $177,493 were recognized during nine months ended September 30, 2017 for stock options vested during the current period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

Inventory Write Down provision

Inventories are stated at net realizable value. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to Other Expense. In the current quarter, the company experienced total write-downs and write-offs of $447,717.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2016. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Sept 2017	Jun 2017	Mar 2017	Dec 2016	Sept 2016	Jun 2016	Mar 2016	Dec 2015
	$	$	$	$	$	$	$	$
Gross revenue	523,088	645,078	187,608	437,625	639,472	455,086	929,750	449,686
Net sales	124,442	180,249	120,486	11,295	399,311	132,186	470,898	47,663
Gross profit	78,334	46,738	70,471	(124,446)	178,857	46,019	202,348	34,876
Other operating expenses	570,502	406,434	336,069	519,493	393,471	393,887	395,115	398,312
Write-down of inventories	56,359	51,138	340,220	291,794	-	-	-	-
Share-based compensation	51,460	9,059	116,974	67,351	99,567	239,942	516,062	278,317

Net Loss	599,987	419,893	722,792	1,003,083	314,181	587,811	708,829	641,753
Loss/Share	(0.03)	(0.03)	(0.05)	(0.07)	(0.03)	(0.04)	(0.04)	(0.05)
Total Assets	1,411,412	2,206,409	1,653,750	2,275,335	3,207,417	3,382,698	3,716,744	3,493,205

In Q1 of 2017 there is an improvement of loss per share by 0.02, from (0.07) per share in Q4 of 2016.  In Q2 of 2017, there is a further improvement of loss per share by 0.02.

The Company commenced to commercialize its generic and OTC products during the second half of 2015.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016
	$	$
Cash used in operating activities	(1,204,555)	(1,627,705)
Cash used in investing activities	-	(6,341)
Cash provided by financing activities	853,099	362,000

Cash and Cash Equivalents, closing Balance	76,026	863,866

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

There is an overall cash outflow of $351,456 for the nine months ended September 30, 2017 compared to cash outflow of $1,272,046 in comparable period in 2016. This improvement has been achieved through streamlining of the operations and strategic planning. During Q2 of 2017, the Company closed a private placement and issued 4,408,659 units at $0.15 per unit for gross proceeds of $654,099, net of cash share issue costs of $7,200.  During Q3 of 2017, the Company closed another private placement and issued 1,326,667 units at $0.15 per unit for gross proceeds of $199,000.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

-the extent to which we will be commercially successful in launching our new OTC and Generic products

-to the extent of liquidation of the existing inventory of Generics and OTCs

-the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at September 30, 2017 the Company had working capital of $1,198,159 (December 31, 2016: $1,876,976). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next 6-9 months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	19,490,965
Stock Options	1,025,000
Stock Warrants	5,783,326

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in 2018. In September 2017, the Company extended the lease.  Total future minimum lease payments under these contracts are as follows:

September 30, 2017
$
Within 1 year	37,192
2 – years	93,276
130,468

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our quarterly consolidated financial statements for the three and nine months ended September 30, 2017.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices as well as shelf life of the product. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Provision is calculated based on the expiry date.  The Company attempts to sell products with short shelf life with significant rebates.  Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made on a quarterly consolidated basis based on past experiences.  The Company may accept return of expired products or product with short shelf life on a case-by-case basis.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. In case VANC does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 70% of its gross sales from four major national distributors for the nine months ended September 30, 2017. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

As at September 30, 2017, accounts receivable of $259,791 were over 60 days past due, representing 74% of total accounts receivable.  It is industry practice to provide the wholesalers with a 90-day term.  Also, the Company is working with some of its customers on setting up monthly payment plans.  Further, the Company’s sales representatives are actively pursuing collection of all aging accounts receivable.  The Company was able to recover many of the overdue accounts to date.  The Company believes that the outstanding accounts receivable will be collected in the near future.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty. The Company views credit risk on cash deposits and accounts receivables as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at September 30, 2017, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $213,253.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Management and consulting fees	51,000	62,000	134,900	186,000
Share-based compensation	23,018	13,186	115,875	560,247
	74,018	75,186	250,775	746,247

VANC Pharmaceuticals Inc.

Management’s Discussion and Analysis

as at November 29, 2017

Management and consulting fees are paid to Mr. Sukhwinder Bob Rai, the Chief Executive Officer of the Company and Mr. Arun Nayyar, the former Chief Executive Officer of the Company.

Share-based compensation relates to 300,000 stock options granted to Mr. Sukhwinder Bob Rai, our Chief Executive Officer in January 2017.

All related party transactions were in the normal course of business operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

OTHER EVENTS

On January 27, 2017, the Company granted 300,000 stock options at an exercise price of $0.22 with an expiry date of January 27, 2022 to Mr. Sukhwinder (Bob) Rai, CEO of the Company.

On January 27, 2017, the Company cancelled a total of 1,038,750 stock options.

On April 15, 2017, a total of 37,500 stock options expired unexercised.

On May 25, 2017, the Company cancelled a total of 300,000 stock options.

On July 20, 2017, the Company granted 150,000 stock options at an exercise price of $0.15 with an expiry date of July 20, 2022 to Mr. Alan Arnstein, a director of the Company.

On August 3, 2017 and August 24, 2017, a total of 275,000 stock options were granted to employees of the Company.  Each option can be exercised to purchase one common share of the Company at $0.15 per share for a period of 2 years.

On August 15, 2017, a total of 150,000 stock options were granted to a director of the Company.  Each option can be exercised to purchase one common share of the Company at $0.15 per share for a period of 5 years.

On November 20, 2017, a total of 150,000 stock options were granted to a director of the Company.  Each option can be exercise to purchase one common share of the Company at $0.15 per share for a period of 5 years.

On November 27, 2017, the Company closed a private placement and issued 4,849,999 units at a price of $0.15 per unit for gross proceeds of $727,500.  Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire additional common share of the Company at a price of $0.20 per share until November 27, 2022.

Officers and Directors

Bob Rai, CEO, Director

David Hall, Chairman

Alan Arnstein, Director

Sherif Guorgui, Director

John Papastergiou, Director

Raj Padhiyar, interim CFO

Contact

VANC Pharmaceuticals Inc.

Suite 810 – 789 West Pender Street

Vancouver, BC V6C 1H2

Tel: 604-687-2038 Fax: 604-687-3141